SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2003

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:  Valerie Seager
Title:     Corporate Secretary

Date:  November 10, 2003

EXHIBIT INDEX

Exhibit

Description of Exhibit

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News release dated November 10, 2003

November 10, 2003

Thomas S. Chambers, former PwC partner, joins board of Canadian papermaker NorskeCanada

Vancouver, B.C. – NorskeCanada today announced the appointment of Thomas S. Chambers to the company’s board of directors, which will increase in size to 10 directors as a result.

Mr. Chambers is currently a financial advisor and director to a number of private and public companies and organizations. A partner of PricewaterhouseCoopers LLP for 26 years, Mr. Chambers has also served on many councils and committees for the Institute of Chartered Accountants of Canada and British Columbia.

“Our commitment to excellent governance practices is longstanding and, on behalf of the Board, I want to welcome Tom Chambers as a director whose considerable financial expertise will serve to strengthen this focus,” said Russell J. Horner, president and chief executive officer.  “We are pleased that Tom has agreed to share his knowledge and business acumen with us as we continue to set and strive for the highest standards of corporate social responsibility.”

In addition to his new appointment, Mr. Chambers is also a director of Terasen Inc., Mill and Timber Group, Elephant and Castle Group, Inc, the B.C. Cancer Foundation, the Victorian Order of Nurses and the National Ballet of Canada.

Mr. Chambers was awarded an F.C.A. designation by the Institute of Chartered Accountants of B.C. in 1995.

For further information:

Lyn Brown

Director, Corporate Affairs and Social Responsibility

604-654-4212